Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006 (the “Form 18-K”). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Summary

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein and in the Form 18-K.

United Mexican States

	2003	2004	2005	2006	2007(1)	First three months of 2008(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):							;
Nominal(3)	Ps. 7,555,804	Ps. 8,570,808	Ps.9,230,402	Ps.10,341,865	Ps.11,177,530	Ps.11,524,650 (2)
Real(3) (4)	Ps. 7,555,804	Ps. 7,857,720	Ps.8,103,680	Ps.8,501,258	Ps.8,773,222	Ps.8,660,282 (2)
Real GDP growth(3)	n.a	4.0%	3.1%	4.9%	3.2%	2.6%	;
Increase in national consumer price index	4.0%	5.2%	3.3%	4.1%	3.8%	1.5%
Merchandise export growth(5)	2.3%	14.1%	14.0%	16.7%	8.8%	16.4%.
Non-oil merchandise export growth(5)	0.0%	12.4%	11.0%	15.7%	8.5%	10.7%
Oil export growth	25.4%	27.2%	34.8%	22.4%	10.2%	50.3%
Oil exports as % of merchandise exports(5)	11.3%	12.6%	14.9%	15.6%	15.8%	18.4%
Balance of payments:
Current account	$ (8,573)	$ (6,595)	$ (5,206)	$ (2,229)	$ (5,525)	$ (1,515)
Trade balance	$ (5,779)	$ (8,811)	$ (7,587)	$ (6,133)	$ (10,074)	$ (1,630)
Capital account	$ 19,503	$ 12,417	$ 13,994	$ (1,980)	$ 18,307	$ 8,910
Change in total reserves(6)	$ 9,451	$ 4,061	$ 7,173	$ (989)	$ 10,311	$ 6,051
International reserves (end of period)(7)	$ 57,435	$ 61,496	$ 68,669	$ 67,680	$ 77,991	$ 84,042
Net international assets(8)	$ 59,059	$ 64,233	$ 74,115	$ 76,304	$ 87,235	$ 91,165
Ps./$ representative market exchange rate (end of period)(9)	11.237	11.150	10.634	10.812	10.916	10.648
28-day Cetes (Treasury bill) rate (% per annum)(10)	6.2%	6.8%	9.2%	7.2%	7.2%	7.4%

	2003	2004	2005	2006	2007(1)	First three months of 2008(1)
	(in millions of pesos)
Public Finance(11)
Public sector balance
as % of GDP(12)	0.8%	(0.2)%	(0.1)%	0.1%	0.0%	1.0%
Primary balance as % of GDP(12)	2.0%	2.2%	2.2%	2.5%	2.2%	1.6%
Operational balance as % of GDP(12)	(0.1)%	0.4%	0.3%	0.6%	0.6%	1.1%.

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	2003	2004	2005	2006	2007(1)	First three months of 2008(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps. 927.1	Ps. 1,030.0	Ps. 1,183.3	Ps. 1,547.1	Ps. 1,788.3	Ps.1,714.4
Gross external public debt(15)	$ 79.0	$ 79.2	$ 71.7	$ 54.8	$ 55.4	$ 59.6
Public debt as % of nominal GDP:
Net internal public debt(14)	11.7%	11.4%	12.2%	14.5%	15.1%	14.9%
Gross external public debt(15)	11.2%	9.8%	7.9%	6.5%	6.2%	5.3%
Total public debt as % of nominal GDP	22.9%	21.2%	20.1%	21.1%	21.3%	20.2%

______________________

Note:	Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.
(2)	Annualized.
(3)

The figures for nominal GDP, real GDP and real GDP growth contained in this table for the years 2003 to 2007 differ from those contained in the Form 18-K, because the figures is this table were prepared using a revised method of calculation adopted in April 2008. This 2008 revised method of GDP calculation included the following changes: (1) 2003 was established as the base year (replacing 1993); (2) new activities were included in the calculation of GDP; and (3) the treatment of taxes was amended in order to reflect more accurately their effect on GDP. Real GDP growth is not available for 2003 because real GDP for 2002, a component of the real GDP growth for 2003 calculation, has not been calculated and is not available according to the revised method of calculation.

(4)	Constant pesos with purchasing power as of December 31, 2003.
(5)	Merchandise export figures include in-bond industry and exclude tourism.
(6)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(7)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(8)

Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)

“Representative market exchange rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(10)	Annual average of weekly rates, calculated on a month-by-month basis.
(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.
(12)

The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance” in the Form 18-K. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)

“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Sistema de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(15)

External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at December 31, 2007, (b) external borrowings by the public sector after December 31, 2007, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

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The Economy

The Role of the Government in the Economy; Privatization

In October 2007, the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) and the Federal Government sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. (previously known as Cintra, S.A. de C.V.), which owns Aeroméxico, one of the largest Mexican airline companies, to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion.

Gross Domestic Product

According to preliminary figures, GDP grew by 3.2% in real terms during 2007, as compared with 2006. The information sector grew by 12.0%; the finance and insurance sector grew by 11.0%; the utilities sector grew by 7.2%; the arts, entertainment and recreation sector grew by 6.5%; the real estate, rental and leasing sector grew by 4.5%; other services (except public administration) grew by 4.2%; the wholesale and retail trade sector grew by 4.1%; the professional, scientific and technical services sector grew by 3.7%; the transportation and warehousing sector grew by 3.4%; the construction sector grew by 3.0%; the health care and social assistance sector grew by 2.9%; the manufacturing sector grew by 2.7%; the education services sector grew by 2.3%; the accommodation and food services sector grew by 2.0%; the agriculture, forestry, fishing and hunting sector grew by 2.0%; the administrative support and waste management and remediation services sector grew by 1.7% and the management of companies and enterprises sector grew by 1.3%, each in real terms as compared to 2006. In contrast, public administration experienced no growth and the mining sector contracted by 3.4%, each in real terms as compared to 2006.

According to preliminary figures, GDP grew by 2.6% in real terms during the first three months of 2008, as compared with the first three months of 2007. The information sector grew by 11.6%; the finance and insurance sector grew by 9.6%; the utilities sector grew by 8.0%; the wholesale and retail trade sector grew by 5.4%; the management of companies and enterprises sector grew by 5.0%; the arts, entertainment and recreation sector grew by 4.9%; the transportation and warehousing sector grew by 4.0%; the real estate, rental and leasing sector grew by 3.6%; the accommodation and food services sector grew by 3.5%; the manufacturing sector grew by 2.7%; other services (except public administration) grew by 2.6%; the administrative support and waste management and remediation services sector grew by 2.5%; the education services sector grew by 0.9%; public administration grew by 0.8%; the health care and social assistance sector grew by 0.5% and the construction sector grew by 0.1%, each in real terms as compared to the first three months of 2007. However, the mining sector contracted by 5.8%; the professional, scientific and technical services sector contracted by 1.6% and the agriculture, forestry, fishing and hunting sector contracted by 1.3%, each in real terms as compared to the first three months of 2007.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) for 2007 was 3.8%, 0.29 percentage points lower than inflation for 2006. Inflation for the first five months of 2008 was 1.61%, 1.15 percentage points higher than inflation for the same period of 2007.

Interest Rates

During the first six months of 2008, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.45% and interest rates on 91-day Cetes averaged 7.58%, as compared to average rates on 28-day Cetes and 91-day Cetes of 7.10% and 7.26%, respectively, during the same period of 2007. On July 1, 2008, the 28-day Cetes rate was 7.75% and the 91-day Cetes rate was 8.11%.

Principal Sectors of the Economy

Manufacturing

According to preliminary figures, the manufacturing sector grew by 2.7% in real terms during 2007, as compared to 2006, due to a significant deceleration in the automotive industry. Eleven

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manufacturing sectors experienced growth in 2007: transportation equipment manufacturing grew by 12.7%; plastics and rubber products manufacturing grew by 4.3%; machinery manufacturing grew by 2.6%; nonmetallic mineral products manufacturing grew by 2.6%; paper manufacturing grew by 2.5%; food manufacturing grew by 2.1%; beverage and tobacco products manufacturing grew by 1.1%; furniture and related products manufacturing grew by 1.1%; computer and electronic products manufacturing grew by 1.0%; electrical equipment, appliance and component manufacturing grew by 0.9% and chemical manufacturing grew by 0.7%, each in real terms. In contrast, apparel manufacturing decreased by 7.6%; textile products mills manufacturing decreased by 6.4%; wood products manufacturing decreased by 5.9%; printing and related support activities decreased by 4.5%; textile mills manufacturing decreased by 2.5%; petroleum and coal products manufacturing decreased by 2.0%; primary metal manufacturing decreased by 1.4%; leather and allied products manufacturing decreased by 0.7%; fabricated metal products manufacturing decreased by 0.4% and miscellaneous manufacturing decreased by 0.1%, each in real terms.

According to preliminary figures, the manufacturing sector grew by 2.7% in real terms in the first three month of 2008 as compared to the same period of 2007. Nine manufacturing sectors experienced growth during the first three months of 2008: transportation equipment manufacturing grew by 21.7%; electrical equipment, appliance and component manufacturing grew by 5.8%; printing and related support activities grew by 5.2%; paper manufacturing grew by 2.7%; plastics and rubber products manufacturing grew by 2.3%; food manufacturing grew by 2.0%; machinery manufacturing grew by 1.8%; beverage and tobacco products manufacturing grew by 0.8% and primary metal manufacturing grew by 0.2%, each in real terms. In contrast, computer and electronic products manufacturing decreased by 14.3%; wood products manufacturing decreased by 14.3%; textile mills manufacturing decreased by 10.7%; apparel manufacturing decreased by 9.0%; textile products mills decreased by 7.8%; petroleum and coal products manufacturing decreased by 5.8%; fabricated metal products manufacturing decreased by 3.7%; miscellaneous manufacturing decreased by 3.7%; leather and allied products manufacturing decreased by 2.0%; nonmetallic mineral products manufacturing decreased by 1.8%; chemical manufacturing decreased by 1.7% and furniture and related products manufacturing decreased by 0.6%, each in real terms.

Petroleum and Petrochemicals

Based on the consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during 2007, expressed in constant pesos with purchasing power at December 31, 2007, were Ps. 1,136.0 billion, an increase of 2.9% from total sales revenues in 2006 of Ps. 1,103.5 billion. Total sales revenue did not include the IEPS tax in either 2006 or 2007 because the IEPS tax rate was negative during both years.

Domestic sales increased by 4.4% in 2007, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to a 5.0% increase in sales of refined products, a 1.7% increase in natural gas sales and a 0.4% increase in petrochemical sales. In 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 1.5%, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007, primarily as a result of a 16.2% increase in the weighted average price of crude oil exported by PEMEX, which was partially offset by a 6.0% decrease in the volume of crude oil exports, a 6.0% decrease in the volume of refined products exported by PEMEX and a 9.4% decrease in the volume of petrochemical products exported by PEMEX.

In 2007, PEMEX registered a net loss of Ps. 18.3 billion on Ps. 1,136.0 billion in total sales revenues, as compared with net income of Ps. 47.0 billion on Ps. 1,103.5 billion in total sales revenues in 2006. The reversal from net income in 2006 to a net loss in 2007 resulted primarily from a Ps. 13.8 billion, or 2.3%, decrease in operating income resulting from a Ps. 42.4 billion, or 10.1%, increase in cost of sales and a Ps. 4.0 billion, or 4.9%, increase in general expenses; a Ps. 4.5 billion, or 45.0%, decrease in income from nonconsolidated entities; and a Ps. 72.5 billion, or 12.0%, increase in taxes and duties, which were only partially offset by a Ps. 21.8 billion, or 35.6%, increase in other revenues (primarily due to a greater IEPS tax credit) and a Ps. 3.8 billion, or 16.0%, decrease in comprehensive financing cost, in each case as compared to 2006.

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Based on the unaudited consolidated financial states of PEMEX, PEMEX’s total sales revenues during the first three months of 2008, expressed in nominal pesos, were Ps. 321.5 billion, representing an increase of 32.4% from total sales in the first three months of 2007 of Ps. 242.8 billion.

Domestic sales increased by 20.3% in the first three months of 2008, from Ps. 135.9 billion in the first three months of 2007 to Ps. 163.5 billion in the first three months of 2008, primarily due to a 16.9% increase in sales of petroleum products, a 38.8% increase in natural gas sales and a 36.7% increase in petrochemical products. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 47.9%, from Ps. 106.6 billion in the first three months of 2007 to Ps. 157.7 billion in the first three months of 2008, primarily due to a 74.2% increase in the weighted average price of crude oil exports (from U.S. $47.7 per barrel in the first three months of 2007 to U.S. $83.1 per barrel in the first three months of 2008), which was partially offset by a 12.4% decrease in the volume of crude oil exports mainly due to a decline of production in the Cantarell field.

In the first three months of 2008, PEMEX reported net income of Ps. 3.3 billion on Ps. 321.5 billion in total sales revenues, as compared with a net loss of Ps. 10.4 billion on Ps. 242.8 billion in total revenues in the first three months of 2007. The increase in net income from the first three months of 2007 to the first three months of 2008 resulted primarily from (i) a Ps. 36.6 billion increase in operating profit due to general price increases in crude oil, natural gas and petroleum products, (ii) a Ps. 30.6 billion increase in other net revenues caused primarily by the increase in the amount of the IEPS Tax credit, and (iii) a Ps. 9.6 billion improvement in comprehensive financing result primarily due to foreign exchange gains, which more than offset a Ps. 63.9 billion increase in taxes and duties, in each case as compared to the first three months of 2007.

Financial System

Central Bank and Monetary Policy

At May 31, 2008, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) was 3.9% greater in real terms than the level at May 31, 2007. In addition, the aggregate amount of checking account deposits denominated in pesos at May 31, 2008 was 2.9% greater in real terms than at May 31, 2007.

At May 31, 2008, financial savings were 7.8% greater in real terms than financial savings at May 31, 2007. Savings generated by Mexican residents were 6.0% greater in real terms and savings generated by non-residents were 47.8% greater in real terms than their respective levels at May 31, 2007.

At July 1, 2008, the monetary base totaled Ps. 445.6 billion, a 9.9% nominal decrease from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

The minimum overnight funding rate, the primary monetary instrument of Banco de México, remained at 7.5% from October 26, 2007 to June 20, 2008. On June 20, 2008, Banco de México announced an increase in the minimum overnight funding rate to 7.75%.

Banking Supervision and Support

At March 31, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 37,357 million, as compared with Ps. 43,073 million at December 31, 2007 and Ps. 27,590 million at December 31, 2006. The total loan portfolio of the banking system increased by 2.3% in real terms during the first three months of 2008, as compared with December 31, 2007 and increased by 18.3% in real terms during 2007, as compared with December 31, 2006.  The past-due loan ratio of commercial banks was 2.1% at March 31, 2008, as compared with a past-due loan ratio of 2.5% at December 31, 2007 and 2.0% at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 68,729 million at March 31, 2008, as compared with Ps. 72,857 million at December 31, 2007 and Ps. 57,485 million at December 31, 2006. At these levels, commercial banks had reserves covering 173.6% of their past-due loans at March 31, 2008 and

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169.2% of their past-due loans at December 31, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Markets

At December 31, 2007, the Stock Market Index stood at 29,536.83 points, representing an 11.68% nominal increase from the level at December 29, 2006. At July 1, 2008, the Stock Market Index stood at 29,221.11 points, representing a 1.07% nominal decrease from the level at December 31, 2007.

External Sector of the Economy

Foreign Trade

In 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a deficit of U.S. $6.1 billion for 2006. Merchandise exports increased by 8.8% during 2007, to U.S. $271.9 billion, as compared to U.S. $249.9 billion for 2006. In 2007, total imports grew by 10.1% to U.S. $281.9 billion, as compared with U.S. $256.1 billion for 2006. Imports of consumer goods increased by 16.7%, imports of capital goods increased by 10.1% and imports of intermediate goods increased by 8.8%, each as compared with 2006.

During the first five months of 2008, Mexico registered a trade deficit of U.S. $2.8 billion, as compared with a deficit of U.S. $3.9 billion for the same period of 2007. Merchandise exports increased by 17.1% during the first five months of 2008, to U.S. $123.1 billion, as compared to U.S. $105.2 billion for the same period of 2007. During the first five months of 2008, petroleum exports increased by 47.9%, while non-petroleum exports increased by 11.8%, each as compared with the same period of 2007.

During the first five months of 2008, total imports grew by 15.4%, to U.S. $125.9 billion, as compared with U.S. $109.1 billion for the same period of 2007. During the first five months of 2008, imports of consumer goods increased by 20.3%, imports of intermediate goods increased by 14.7% and imports of capital goods increased by 13.6%, each as compared with the first five months of 2007.

Balance of International Payments

According to preliminary figures, Mexico’s current account registered a deficit of U.S. $5.5 billion during 2007, as compared to a deficit of U.S. $2.2 billion during 2006. The capital account registered a surplus of U.S. $18.3 billion in 2007, as compared to a deficit of U.S. $2.0 billion for 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $39.5 billion during 2007 and was composed of direct foreign investment inflows totaling U.S. $24.7 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $14.8 billion.

According to preliminary figures, Mexico’s current account registered a deficit of U.S. $1.5 billion during the first three months 2008, as compared to a deficit of U.S. $2.2 billion during the same period of 2007. The capital account registered a surplus of U.S. $8.9 billion during the first three months in 2008, as compared to a deficit of U.S. $4.8 billion during the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $5.5 billion during the first three months of 2008 and was composed of direct foreign investment inflows totaling U.S. $4.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.3 billion. At June 27, 2008, Mexico’s international reserves totaled U.S. $85.7 billion, an increase of U.S. $7.7 billion from the level at December 31, 2007. The net international assets of Banco de México totaled U.S. $94.8 billion at June 27, 2008, an increase of U.S. $7.5 billion from the level at December 31, 2007.

Banco de México announced on January 15, 2008 that, under the mechanism adopted by the Foreign Exchange Commission to moderate the accumulation of international reserves, the daily amount of dollars to be auctioned for the period from February 1, 2008 to April 30, 2008 would be U.S. $20 million. On April 15, 2008, Banco de México announced that the daily amount of dollars to be auctioned for the period from May 2, 2008 to July 31, 2008 would be U.S. $32 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

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Direct Foreign Investment in Mexico

During 2007, direct foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $24.7 billion. Direct foreign investment notified to the National Foreign Investment Commission totaled approximately U.S. $22.8 billion during 2007. Of that amount, 49.9% of direct foreign investment was directed at manufacturing, 27.2% was directed at financial services, 5.6% was directed at commerce, 5.2% was directed at mining and 12.1% was directed at other sectors of the economy. By country of origin, 42.8% of the direct foreign investment during 2007 came from the United States, 12.8% came from Holland, 20.0% came from Spain, 6.4% came from France and 18.0% came from other countries.

During the first three months of 2008, direct foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $4.2 billion. Direct foreign investment notified to the National Foreign Investment Commission totaled approximately U.S. $3.4 billion during the first three months of 2008. Of that amount, 51.7% of direct foreign investment was directed at manufacturing, 24.1% was directed at commerce, 8.0% was directed at financial services, 7.0% was directed at mining and 9.2% was directed at other sectors of the economy. By country of origin, 69.7% of the direct foreign investment during the first three months of 2008 came from the United States, 8.2% came from Germany, 5.8% came from Spain, 4.4% came from Luxembourg, 2.7% came from Holland and 9.2% came from other countries.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on July 1, 2008 (to take effect on the second business day thereafter) was Ps. 10.3908 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2007, the public sector overall balance registered a surplus of Ps. 1.0 billion, 89.9% lower in real terms than the Ps. 9.9 billion surplus registered during 2006. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 245.0 billion for 2007, 9.5% lower in real terms as compared to the Ps. 260.3 billion surplus registered during 2006.

According to preliminary figures, during the first five months of 2008, the public sector overall balance registered a surplus of Ps. 112.6 billion, 28.9% lower in real terms than the Ps. 151.9 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 184.3 billion for the first five months of 2008, 23.9% lower in real terms as compared to the Ps. 232.2 billion surplus registered for the same period of 2007.

2007 Budget and Fiscal Package

The preliminary results for 2006 and 2007, the revised budget assumptions and targets for 2007 and the budget assumptions and targets for 2008 are presented below.

2006 and 2007 Results

2007 and 2008 Budget Assumptions and Targets

	2006	2007 Budget	2007(1)	2008 Budget
Real GDP growth (%)(2)	4.8%	3.6%	3.3%	3.7%
Increase in the national consumer price index (%)	4.1%	3.0%	3.8%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$53.04	$42.80	$61.63	$49.00
Current account deficit as % of GDP(2)	0.3%	2.3%	0.6%	1.0%
Average exchange rate (Ps./$1.00)	10.9	11.2	10.9	11.2

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Average rate on 28-day Cetes (%)	7.2%	6.8%	7.2%	7.0%
Public sector balance as % of GDP(2)	0.1%	0.0%	0.0%	0.0%
Primary balance as % of GDP(2)	2.8%	2.7%	2.5%	n.a.

_____________

n.a. = Not available.

(1)	Preliminary.
(2)

Presented with GDP figures resulting from the method of calculation in place prior to April 2008. See note 3 to the “United Mexican States” table under “Summary.” The figures included in the 2007 Budget and 2008 Budget and reported here are based on the method of calculation in place prior to April 2008; the 2006 and 2007 figures reported here are also based on the method of calculation in place prior to April 2008 to permit comparison with the budget figures. Applying the method of calculation adopted in April 2008, for 2006 real GDP growth is 4.9%; current account deficit as percentage of GDP is 0.2%; public sector balance as percentage of GDP is 0.1%; and primary balance as percentage of GDP is 2.5%. Applying the method of calculation adopted in April 2008, for 2007 real GDP growth is 3.2%; current account deficit as percentage of GDP is 0.5%; public sector balance as percentage of GDP is 0.0%; and primary balance as percentage of GDP is 2.2%.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at January 31, 2008, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Mexican Government does not include the debt of IPAB or the debt of budget-controlled or administratively controlled agencies. As of January 31, 2008, all of the Mexican Government’s internal debt was denominated in pesos.

According to preliminary figures, at May 31, 2008, the net internal debt of the Government totaled Ps. 1,702.5 billion, as compared with Ps. 1,788.3 billion outstanding at December 31, 2007 and Ps. 1,547.1 billion outstanding at December 31, 2006.  At May 31, 2008, the gross internal debt of the Government totaled Ps. 1,969.5 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007 and Ps. 1,672.8 billion of gross internal debt at December 31, 2006. Of the total gross internal debt of the Government at May 31, 2008, Ps. 1,718.2 billion represented long-term debt and Ps. 251.3 billion represented short-term debt, as compared to Ps. 1,635.0 billion and Ps. 261.3 billion of long- and short-term debt, respectively, at December 31, 2007. The average maturity of the Government’s internal debt increased by 1.32 years during 2007, from 4.27 years at December 31, 2006 to 5.59 years at December 31, 2007. During the first three months of 2008, the average maturity of the Government’s internal debt increased by 0.34 years, from 5.59 years at December 31, 2007 to 5.93 years at March 31, 2008. The Government’s financing costs on internal debt totaled Ps. 17.5 billion for the first three months of 2008, a decrease in nominal terms of 3.8% as compared to the same period of 2007.

According to preliminary figures, at May 31, 2008, the net internal debt of the public sector totaled Ps. 1,655.3 billion, as compared with Ps. 1,686.8 billion of net internal debt at December 31, 2007 and Ps. 1,471.7 billion of net internal debt at December 31, 2006. At May 31, 2008, the gross internal debt of the public sector totaled Ps. 2,064.3 billion, as compared with Ps. 1,958.0 billion outstanding at December 31, 2007 and Ps. 1,741.4 billion outstanding at December 31, 2006. For these purposes and for the purposes of the following section, public sector debt consists of the portion of the long-term indebtedness incurred directly by the Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

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External Public Debt

According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $3.4 billion in the first five months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $58.7 billion at May 31, 2008. In 2007, gross external public debt increased by U.S. $0.6 billion, from U.S. $54.8 billion at December 31, 2006 to U.S. $55.4 billion at December 31, 2007. Of the amount outstanding at May 31, 2008, U.S. $55.3 billion represented long-term debt and U.S. $3.4 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $1.9 billion for the first three months of 2008, a 6.4% decrease in nominal terms as compared to the same period of 2007.

According to preliminary figures, at December 31, 2007, commercial banks held approximately 5.8% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 18.9%, bondholders held approximately 66.8% and others held the remaining 8.6%.

According to preliminary figures, at March 31, 2008, commercial banks held approximately 7.9% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.3%, bondholders held approximately 61.0% and others held the remaining 13.8%.

During the first quarter of 2008, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2009 and 2034, totaling U.S. $714 million. The table below shows the results of the open market transactions.

Title of Purchased Securities	ISIN	Aggregate Principal Amount Outstanding before Repurchases (in millions of U.S. dollars)	Aggregate Principal Amount Repurchased (in millions of U.S. dollars)	Aggregate Principal Amount Outstanding after Repurchases (in millions of U.S. dollars)
10.375% Global Bonds due 2009	US593048BG58	$970	$20	$950
8.375% Notes due 2011	US91086QAF54	$1,711	$171	$1,540
5.875% Global Notes due 2014	US91086QAQ10	$1,296	$5	$1,291
6.625% Global Notes due 2015	US91086QAL23	$1,392	$48	$1,344
11 3/8% Global Bonds due September 15, 2016	US593048BA88	$1,771	$80	$1,691
8.125% Global Bonds due December 30, 2019	US593048BN00	$1,483	$131	$1,352
8.00% Global Notes due 2022	US91086QAJ76	$743	$30	$714
8.30% Global Notes due 2031	US91086QAG38	$1,819	$45	$1,774
7.500% Global Notes due 2033	US91086QAN88	$1,271	$2	$1,269
6.75% Global Notes due 2034	US91086QAS75	$4,267	$183	$4,084

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